Exhibit 99.1

AMERICAN ELECTRIC TECHNOLOGIES, INC. 6575 West Loop South, Suite 500 Bellaire, TX 77401

FOR IMMEDIATE RELEASE

DECEMBER 17, 2018

AETI Announces Signing of a Definitive Share Exchange Agreement with Stabilis

Energy to Create a Leading North American Small-Scale LNG Production

and Distribution Platform

HOUSTON, TX – American Electric Technologies, Inc. (NASDAQ: AETI) (“AETI” or the “Company”) has executed a definitive share exchange agreement with privately-held Stabilis Energy, LLC (“Stabilis”) and its subsidiaries to create one of the leading public small-scale liquefied natural gas (“LNG”) production and distribution companies in North America. The combined business will include Stabilis’ small-scale LNG production and distribution businesses as well as AETI’s existing international businesses (the “Combined Company”).

At the closing, Stabilis and its subsidiaries will become wholly-owned subsidiaries of AETI and the existing AETI shareholders will own 11% of the Combined Company. The former owners of Stabilis will own 89% of the Combined Company. After closing, James Reddinger, current President and Chief Executive Officer of Stabilis, will serve as President and Chief Executive Officer of the Combined Company. Casey Crenshaw, the controlling shareholder of Stabilis, will serve as Executive Chairman.

“AETI is pleased to announce this combination with Stabilis,” said Peter Menikoff, Chairman and Chief Executive Officer of AETI. “We believe the transaction will give the Company a substantial North American LNG business to complement its international operations. Additionally, we believe the transaction will benefit AETI by increasing the breadth of its operations to more comfortably support its fixed overhead expenses, de-leveraging its balance sheet, and facilitating access to capital.

Stabilis is a leader in the small-scale production and distribution of LNG in North America. Demand for natural gas for power generation and heating applications is increasing across multiple end markets, but many of these customers are not directly connected to a pipeline. Natural gas is liquefied so it can be transported efficiently via truck to these off-pipeline applications. LNG can be used to supplement existing natural gas fuel sources or to displace other fuel sources, including diesel fuel, fuel oil, and propane. North America’s abundant supply of natural gas can provide LNG customers lower costs and greater pricing stability when compared to other fuels. Customers utilizing natural gas fuel can also realize

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AMERICAN ELECTRIC TECHNOLOGIES, INC. 6575 West Loop South, Suite 500 Bellaire, TX 77401

significant environmental benefits from reduced emissions of carbon dioxide, particulate matter and sulfur emissions, among others. Stabilis operates its LNG production business under the “Stabilis Energy” brand name and its LNG distribution business under the “Prometheus Energy” brand name, which we believe is one of the oldest and most recognized brand names in the small-scale LNG business.

Stabilis had net revenue of $26.5 million and Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) of $1.8 million during the nine months ending September 30, 2018. Stabilis delivered 26.5 million LNG gallons to its customers over the same period, a 75% increase over comparable 2017 deliveries. Stabilis’ operating assets include a 120,000 LNG-gallon per day production plant in George West, Texas, a 30,000 LNG-gallon per day production plant that is being relocated to the West Texas region, and a fleet of cryogenic rolling stock equipment that is capable of servicing customers throughout North America.

“We believe the combination of Stabilis and AETI will create a leading platform for growth and consolidation in the North American small-scale LNG industry,” said James Reddinger, President and Chief Executive Officer of Stabilis. “Stabilis plans to continue to invest in the assets and capabilities required to provide our customers with a low cost, reliable, and comprehensive LNG solution across North America.”

Following the closing, the Combined Company will continue to operate AETI’s existing Brazilian subsidiary and Chinese joint venture. Art Dauber, former Chairman and CEO of AETI, plans to join the Combined Company as President of International Operations and a member of the Board of Directors. Mr. Dauber will lead the development of Stabilis LNG operations in South America and China. He will also help deliver AETI’s expertise in power delivery and electrical systems to Stabilis’ power generation projects.

Casey Crenshaw, Executive Chairman of Stabilis, added, “We are pleased to combine our investments in AETI and Stabilis to create a public company growth platform in the small-scale LNG industry. We believe that small-scale LNG has tremendous growth potential across multiple end markets in North America, and this transaction gives us the opportunity to grow Stabilis’ footprint aggressively in the near future.”

Upon completion of the transaction, the Combined Company will be renamed “Stabilis Energy, Inc.” and will apply to continue trading on the NASDAQ Stock Market under the symbol SLNG.

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AMERICAN ELECTRIC TECHNOLOGIES, INC. 6575 West Loop South, Suite 500 Bellaire, TX 77401

Transaction Terms

Closing of the transaction is subject to certain closing conditions, including approval of the issuance of AETI common stock to acquire Stabilis and other transaction-related matters by the holders of AETI’s outstanding common stock and Series A Convertible Preferred Stock voting as a combined group. Certain shareholders of AETI are entering into a voting agreement concurrently with the definitive agreement pursuant to which they are agreeing to vote their respective shares in favor of the transaction at the special meeting. Each company has agreed to pay the other company’s expenses if the share exchange agreement is terminated under certain circumstances prior to the closing of the transaction. The transaction is expected to close during the first quarter of 2019, subject to customary closing conditions.

AETI’s Board of Directors has determined that the share exchange agreement is fair to and in the best interests of AETI and the holders of AETI’s common stock.

Stabilis is a privately-held company owned by LNG Investment Company, LLC, an entity controlled by Casey Crenshaw. Mr. Crenshaw is also President of The Modern Group, Ltd, a privately owned diversified manufacturing, parts and distribution, rental/leasing and finance business. Mr. Crenshaw, through his investment vehicle JCH Crenshaw Holdings, LLC, is currently an AETI common and Series A Convertible Preferred shareholder. Mr. Crenshaw is also a member of the AETI Board of Directors. As part of the transaction, Mr. Crenshaw will convert all of his AETI Series A Convertible Preferred stock into AETI common stock contemporaneously with the closing. Mr. Crenshaw will also restructure his and his affiliates’ debt investments at Stabilis to reduce leverage at the pro forma Combined Company.

Simmons Energy, a division of Piper Jaffray & Co., acted as transaction advisor and Thompson & Knight LLP acted as legal advisor to Stabilis. Oppenheimer acted as transaction advisor and Locke Lord LLP acted as legal advisor to AETI.

Investor Call

American Electric Technologies, Inc. (NASDAQ: AETI) has scheduled an investor update call on Thursday December 20, 2018 at 10:00 a.m. Eastern Time to discuss this transaction. Individuals who wish to participate in the conference call should dial +1 855-490-5692; passcode 111345 in the United States and Canada. International callers should dial +1 323-794-2442; passcode 111345.

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AMERICAN ELECTRIC TECHNOLOGIES, INC. 6575 West Loop South, Suite 500 Bellaire, TX 77401

About AETI

American Electric Technologies, Inc. (AETI) is a leading provider of power delivery solutions to the global energy industry. AETI is headquartered in Houston and has global sales, support and manufacturing operations in Rio de Janeiro, Macaé and Belo Horizonte, Brazil. In addition, AETI has minority interest in a joint venture in Xian, China. AETI’s SEC filings, news and product/service information are available at www.aeti.com.

Additional Information about the Transaction and Where to Find it

The proposed transaction has been approved by the board of directors of AETI and the owners of Stabilis, and will be submitted to shareholders of AETI for approval of the issuance of AETI common stock in connection with the transaction and other transaction-related matters at a Special Meeting of shareholders. In connection with that Special Meeting, AETI intends to file with the SEC a proxy statement containing information about the proposed transaction and the respective businesses of Stabilis and AETI. AETI will mail a definitive proxy statement and other relevant documents to its shareholders. AETI shareholders are urged to read the preliminary proxy statement and any amendments thereto and the definitive proxy statement in connection with AETI’s solicitation of proxies for the Special Meeting to approve the transaction-related matters, because these documents will contain important information about Stabilis, AETI and the proposed transaction. The definitive proxy statement will be mailed to shareholders of AETI as of a record date to be established for voting on the matters related to the proposed transaction. Shareholders will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about AETI, without charge, at the SEC’s website (www.sec.gov). Copies of the AETI proxy statement can also be obtained free of charge by directing a request to Peter Menikoff, CEO of AETI, at (832) 241-6330 or by e-mail to investorrelations@aeti.com.

Participants in the Solicitation

AETI and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from AETI’s shareholders with respect to the proposed transaction. Information regarding AETI’s directors and executive officers is available in its annual report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 29, 2018. Additional information regarding the participants in the proxy solicitation relating to the proposed transaction and a description of their direct and indirect interests will be contained in the proxy statement when it becomes available.

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AMERICAN ELECTRIC TECHNOLOGIES, INC. 6575 West Loop South, Suite 500 Bellaire, TX 77401

Stabilis and its managers, directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of AETI in connection with the proposed transaction. A list of the names of such managers, directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement for the AETI Special Meeting of shareholders related to the proposed transaction when available.

Disclaimer

This press release is not a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “believe,” “projected,” “believe,” “will,” “expect,” “plan,” “may,” “will,” “could,” “should,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, AETI’s expectations with respect to future performance of Stabilis, anticipated financial impacts of the proposed business combination, approval of the transaction-related matters by AETI’s shareholders, the satisfaction of the closing conditions to the transaction and the completion of the transaction.

Such forward-looking statements relate to future events or future performance, but reflect the parties’ current beliefs, based on information currently available. Most of these factors are outside the parties’ control and are difficult to predict. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that may cause such differences include, among other things: the possibility that the business combination does not close or that the closing may be delayed because conditions to the closing may not be satisfied, including the receipt of requisite AETI shareholder and other approvals, the performance of Stabilis and AETI, and the ability of AETI or, after the closing of the

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AMERICAN ELECTRIC TECHNOLOGIES, INC. 6575 West Loop South, Suite 500 Bellaire, TX 77401

transaction, the Combined Company, to continue to meet The Nasdaq Capital Market’s listing standards; future demand for and price of LNG, availability and price of natural gas, unexpected costs, liabilities or delays in the business combination transaction, the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the share exchange agreement; and general economic conditions.

The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in AETI’s most recent filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 29, 2018 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 14, 2018. All subsequent written and oral forward-looking statements concerning AETI and Stabilis, the business combination transactions described herein or other matters and attributable to AETI, Stabilis, or any person acting on behalf of any of them are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither AETI nor Stabilis undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Investor Contact

American Electric Technologies, Inc.

Peter Menikoff

Chief Executive Officer

(832) 241-6330

investorrelations@aeti.com

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